FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

21 July 2011

HSBC INDIA SELLS WRITTEN-OFF UNSECURED
RETAIL ASSETS TO J M FINANCIAL

The Hongkong and Shanghai Banking Corporation Limited in India has sold its unsecured written-off personal loan and credit card portfolio to J M Financial Asset Reconstruction Co. Pvt. Ltd. These assets were sold for a cash consideration of INR467m (approximately US$10m).

J M Financial Asset Reconstruction Co. Pvt. Ltd is licensed by the Reserve Bank of India.

Notes to editors

1. HSBC in India
HSBC is one of India's leading banking and financial services institutions, with over 35,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, life insurance, software development and global resourcing operations. In 2008, the HSBC Group acquired a majority stake in HSBC InvestDirect that has enabled it to offer retail brokerage services to its customers across a wider geography in the country. It also has a joint venture with two of India's leading public sector banks, establishing Canara HSBC Oriental Bank of Commerce Life Insurance Company in June 2008.

2. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with around 7,500 offices in 87 countries and territories and assets of US$2,598bn at 31 March 2011, is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 21 July, 2011